================================================================================


                         SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                     FORM 11-K





(Mark One)


[ X ] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

            For the fiscal year ended December 31, 1998

                                       OR

            Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

            For the transition period from ____________ to ___________



                         Commission File Number __________________




                       ITT 401 (K) RETIREMENT SAVINGS PLAN



                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
                777 WESTCHESTER AVENUE, WHITE PLAINS, N.Y. 10604


--------------------------------------------------------------------------------

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the ITT 401(k) Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                    ITT 401(k) Retirement Savings Plan





      Date June 29, 1999            /s/  Ronald C. Brown
                                    ------------------------------
                                              (Signature)
                                        RONALD C. BROWN ITT 401(k)

                                        Retirement Savings Plan
                                          Committee Secretary

                       ITT 401(k) RETIREMENT SAVINGS PLAN

                                DECEMBER 31, 1998

                                TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              4

FINANCIAL STATEMENTS:
     Statement of Net Assets Available for Plan Benefits as of
       December 31, 1998                                              5

     Statement of Net Assets Available for Plan Benefits as of
       December 31, 1997                                              6

     Statement of Changes in Net Assets Available for Plan Benefits
       for the Year Ended December 31, 1998                           7

     Statement of Changes in Net Assets Available for Plan Benefits
       for the Year Ended December 31, 1997                           8

NOTES TO FINANCIAL STATEMENTS                                         9

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES as of
December 31, 1998 - ITEM 27a                                         16

SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
DECEMBER 31, 1998 - ITEM 27d                                         17

EXHIBIT 23 - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS               19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the ITT 401(k) Retirement Savings Plan Committee:

We have audited the accompanying statements of net assets available for plan benefits of the ITT 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1998 and 1997. These financial statements and the schedules described below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ITT 401(k) Retirement Savings Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/ Arthur Andersen LLP






Phoenix, Arizona,
June 28, 1999.

                       ITT 401(k) RETIREMENT SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            AS OF DECEMBER 31, 1998
                                ($ IN THOUSANDS)

                                                   NON
                                                PARTICIPANT
                                                 DIRECTED                           PARTICIPANT DIRECTED
                                                -----------  ----------------------------------------------------------------------
                                                -----------------------------------------------------------------------------------
                                                 STARWOOD      STARWOOD
                                                  COMMON        COMMON       EQUITY         FIXED                    ITT INDUSTRIES
                                                  STOCK         STOCK         INDEX         INCOME       BALANCED     COMMON STOCK
                                                   FUND          FUND          FUND          FUND          FUND           FUND
                                                 (FUND A)      (FUND A)      (FUND B)      (FUND C)      (FUND D)       (FUND F)
                                                -----------------------------------------------------------------------------------
ASSETS:

  Investments, at Fair Value:
    Starwood Common Stock
       2,589,934 shares.......................   $23,696       $35,064       $    --       $    --       $    --        $    --
    ITT Industries Common Stock
       288,437 shares.........................        --            --            --            --            --         11,465
    ITT Hartford Common Stock
       583,067 shares.........................        --            --            --            --            --             --
  Loans Receivable from Participants..........        --            --            --            --            --             --
  Investments in Securities of
    Unaffiliated Issuers......................       471           698        67,608        32,957        10,989            407
                                                 ------------------------------------------------------------------------------
  Total Investments...........................    24,167        35,762        67,608        32,957        10,989         11,872
  Dividends and Interest Receivable...........       156           232            --           183            --             48
  Contributions Receivable....................       208           307           220           166            43             --
  Receivables from the Sale of Securities.....        --            --           111            --            57            208
                                                 ------------------------------------------------------------------------------
    Total Assets..............................    24,531        36,301        67,939        33,306        11,089         12,128
                                                 ------------------------------------------------------------------------------
LIABILITIES:

  Accounts Payable............................       239           353            --            --            --             --
  Accrued Administrative Expenses.............        14            20            28            14             5              5
                                                 ------------------------------------------------------------------------------
    Total Liabilities.........................       253           373            28            14             5              5
                                                 ------------------------------------------------------------------------------

                                                 ------------------------------------------------------------------------------
  Net Assets Available For Plan Benefits......   $24,278       $35,928       $67,911       $33,292       $11,084        $12,123
                                                 ==============================================================================


                                                                                    PARTICIPANT DIRECTED
                                                -----------------------------------------------------------------------------------
                                                -----------------------------------------------------------------------------------
                                                ITT HARTFORD
                                                COMMON STOCK
                                                    FUND                                 INTERNATIONAL      GROWTH
                                                  (FUND G)    LOAN FUND     BOND FUND     EQUITY FUND     EQUITY FUND     TOTAL
                                                -----------------------------------------------------------------------------------
ASSETS:

  Investments, at Fair Value:
    Starwood Common Stock
       2,589,934 shares.......................   $    --       $    --       $   --        $   --        $    --        $ 58,760
    ITT Industries Common Stock
       288,437 shares.........................        --            --           --            --             --          11,465
    ITT Hartford Common Stock
       583,067 shares.........................    31,996            --           --            --             --          31,996
  Loans Receivable from Participants..........        --        10,324           --            --             --          10,324
  Investments in Securities of
    Unaffiliated Issuers......................     1,208            --        8,087         4,957         64,474         191,856
                                                 -------------------------------------------------------------------------------
  Total Investments...........................    33,204        10,324        8,087         4,957         64,474         304,401
  Dividends and Interest Receivable...........       141            --           --            --             --             760
  Contributions Receivable....................        --            --           47            33            311           1,335
  Receivables from the Sale of Securities.....       508            --           --             1             --             885
                                                 -------------------------------------------------------------------------------
    Total Assets..............................    33,853        10,324        8,134         4,991         64,785         307,381
                                                 -------------------------------------------------------------------------------
LIABILITIES:

  Accounts Payable............................        --            --           68            --             68             728
  Accrued Administrative Expenses.............        15            --            3             1             25             130
                                                 -------------------------------------------------------------------------------
    Total Liabilities.........................        15            --           71             1             93             858
                                                 -------------------------------------------------------------------------------

                                                 -------------------------------------------------------------------------------
  Net Assets Available For Plan Benefits......   $33,838       $10,324       $8,063        $4,990        $64,692        $306,523
                                                 ===============================================================================

         The accompanying notes are an integral part of this statement.

                 ITT CORPORATION 401(k) RETIREMENT SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            AS OF DECEMBER 31, 1997
                                ($ IN THOUSANDS)

                                                    NON
                                                PARTICIPANT
                                                 DIRECTED                           PARTICIPANT DIRECTED
                                                -----------  ----------------------------------------------------------------------
                                                -----------------------------------------------------------------------------------
                                                   ITT          ITT
                                                  COMMON       COMMON        EQUITY        FIXED                    ITT INDUSTRIES
                                                  STOCK        STOCK         INDEX         INCOME       BALANCED     COMMON STOCK
                                                   FUND         FUND          FUND          FUND          FUND           FUND
                                                 (FUND A)     (FUND A)      (FUND B)      (FUND C)      (FUND D)       (FUND F)
                                                -----------------------------------------------------------------------------------
ASSETS:

  Investments, at Fair Value:
    Starwood Common Stock:
       1,635,253 shares.......................   $58,224       $76,888       $    --       $    --        $   --       $     --
    ITT Industries Common Stock:
       506,803 shares.........................        --            --            --            --            --         15,901
    ITT Hartford Common Stock:
       493,233 shares.........................        --            --            --            --            --             --
  Loans Receivable from Participants..........        --            --            --            --            --             --
  Investments in Securities of
    Unaffiliated Issuers......................       298           394        62,680        38,417        13,409            321
                                                 ------------------------------------------------------------------------------
  Total Investments...........................    58,522        77,282        62,680        38,417        13,409         16,222
  Dividends and Interest Receivable...........         3             3            --           191            --             78
  Contributions Receivable....................       516           257           274           190            67             --
  Receivables from the Sale of Securities.....       198           262            --            --            --             --
                                                 ------------------------------------------------------------------------------
  Total Assets................................    59,239        77,804        62,954        38,798        13,476         16,300
                                                 ------------------------------------------------------------------------------
LIABILITIES:

  Accounts Payable............................        --            --           184            --            47             --
  Accrued Administrative Expenses.............        23            30            26            16             6              7
                                                 ------------------------------------------------------------------------------
    Total Liabilities.........................        23            30           210            16            53              7
                                                 ------------------------------------------------------------------------------

                                                 ------------------------------------------------------------------------------
  Net Assets Available for Plan Benefits......   $59,216       $77,774       $62,744       $38,782       $13,423        $16,293
                                                 ==============================================================================


                                                                                    PARTICIPANT DIRECTED
                                                -----------------------------------------------------------------------------------
                                                -----------------------------------------------------------------------------------
                                                ITT HARTFORD
                                                COMMON STOCK
                                                    FUND                                 INTERNATIONAL      GROWTH
                                                  (FUND G)    LOAN FUND     BOND FUND     EQUITY FUND     EQUITY FUND     TOTAL
                                                -----------------------------------------------------------------------------------
ASSETS:

  Investments, at Fair Value:
    Starwood Common Stock:
       1,635,253 shares.......................   $    --       $   --        $   --        $   --        $    --        $135,112
    ITT Industries Common Stock:
       506,803 shares.........................        --           --            --            --             --          15,901
    ITT Hartford Common Stock:
       493,233 shares.........................    46,149           --            --            --             --          46,149
  Loans Receivable from Participants..........        --       11,168            --            --             --          11,168
  Investments in Securities of
    Unaffiliated Issuers......................       852           --         7,047         4,053         41,568         169,039
                                                 -------------------------------------------------------------------------------
  Total Investments...........................    47,001       11,168         7,047         4,053         41,568         377,369
  Dividends and interest Receivable...........       202           --            --            --             --             477
  Contributions Receivable....................        --           --            49            39            319           1,711
  Receivables from the Sale of Securities.....        --           --            --            --            196             656
                                                 -------------------------------------------------------------------------------
  Total Assets................................    47,203       11,168         7,096         4,092         42,083         380,213
                                                 -------------------------------------------------------------------------------
LIABILITIES:

  Accounts Payable............................        --           --            56             1             --             288
  Accrued Administrative Expenses.............        18           --             3             2             17             148
                                                 -------------------------------------------------------------------------------
    Total Liabilities.........................        18           --            59             3             17             436
                                                 -------------------------------------------------------------------------------

                                                 -------------------------------------------------------------------------------
  Net Assets Available for Plan Benefits......   $47,185      $11,168        $7,037        $4,089        $42,066        $379,777
                                                 ===============================================================================

         The accompanying notes are an integral part of this statement.

                       ITT 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                ($ IN THOUSANDS)

                                              NON
                                           PARTICIPANT
                                            DIRECTED                                  PARTICIPANT DIRECTED
                                     ----------------------  -----------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------------------
                                        ITT      STARWOOD                STARWOOD                                           ITT
                                      COMMON      COMMON     ITT COMMON   COMMON       EQUITY       FIXED                INDUSTRIES
                                       STOCK      STOCK        STOCK       STOCK       INDEX       INCOME    BALANCED   COMMON STOCK
                                        FUND       FUND         FUND        FUND        FUND        FUND       FUND         FUND
                                      (FUND A    (FUND A)     (FUND A)    (FUND A)    (FUND B)    (FUND C)   (FUND D)     (FUND F)
                                     -----------------------------------------------------------------------------------------------
Additions to Net Assets
  Attributed to:

Rollover Distributions, net.........  $     --    $    (677)  $      --     $ (1,003)  $ (11,084) $ (7,176)  $ (6,221)    $ (2,335)
Investment Income:
  Net Realized Gains................    12,376        1,745      18,313        2,582      10,555        --        719        5,836
  Unrealized Appreciation
    (Depreciation)..................    (9,873)     (32,533)    (14,609)     (48,141)      5,767        --       (881)      (2,421)
  Interest..........................        11          116          16          172          --     2,006         --           28
  Dividends.........................       145        1,649         215        2,441          --        --      1,114          227
Interest on Participant Loans.......        14           52          21           78         178        95         33           --
Repayment of Participant Loans......        80          302         118          448       1,016       590        230           --
Terminated Loan Principal...........        --           --          --           --          --        --         --           --
Contributions:
  Participants......................       460        1,620         681        2,396       6,774     4,378      1,698           --
  Company...........................       816        3,818       1,207        5,649          58        46         33           --
                                     ----------------------------------------------------------------------------------------------
    Total Contributions.............     1,276        5,438       1,888        8,045       6,832     4,424      1,731           --
                                     ----------------------------------------------------------------------------------------------

                                     ----------------------------------------------------------------------------------------------
      Total Additions...............     4,029      (23,908)      5,962      (35,378)     13,264       (61)    (3,275)       1,335
                                     ----------------------------------------------------------------------------------------------

Deductions from Net Assets
   Attributed to:

Transfer of Assets Upon Merger......   (60,924)      56,952     (80,303)      84,275          --         --        --           --
Interfund Transfers (net)...........    (1,563)      (2,766)     (2,312)      (4,093)      1,394     4,023      3,895       (2,449)
Withdrawals and Distributions.......      (582)      (5,243)       (860)      (7,756)     (7,831)   (8,572)    (2,623)      (2,952)
Loans to Participants...............      (152)        (559)       (226)        (826)     (1,321)     (661)      (264)         (33)
Administrative Expenses.............       (24)        (198)        (35)        (294)       (339)     (219)       (72)         (71)
                                     ----------------------------------------------------------------------------------------------
      Total Deductions..............   (63,245)      48,186     (83,736)      71,306       (8,097)   (5,429)       936      (5,505)
                                     ----------------------------------------------------------------------------------------------

                                     ----------------------------------------------------------------------------------------------
Net Increase (Decrease).............   (59,216)      24,278     (77,774)       35,928      5,167    (5,490)    (2,339)      (4,170)
                                     ----------------------------------------------------------------------------------------------

Net Assets Available for Benefits:

  Beginning of Period...............    59,216           --      77,774           --      62,744    38,782     13,423       16,293
                                     ----------------------------------------------------------------------------------------------
  End of Period.....................  $     --       $24,278   $     --      $35,928     $67,911   $33,292    $11,084      $12,123
                                     ==============================================================================================

                                                                                    PARTICIPANT DIRECTED
                                                 ----------------------------------------------------------------------------------
                                                 ----------------------------------------------------------------------------------
                                                 ITT HARTFORD
                                                 COMMON STOCK
                                                     FUND                                 INTERNATIONAL      GROWTH
                                                   (FUND G)    LOAN FUND     BOND FUND     EQUITY FUND     EQUITY FUND     TOTAL
                                                 ----------------------------------------------------------------------------------
Additions to Net Assets Attributed to:

Rollover Distributions, net.................     $  (7,707)    $      --     $(1,547)      $(1,278)       $ (3,390)      $ (42,418)
Investment Income:
  Net Realized Gains........................        17,031            --          15           180             438          69,790
  Unrealized Appreciation
    (Depreciation).....................z....        (9,651)           --        (441)          266           9,492        (103,025)
  Interest..................................            85            --          --            --              --           2,434
  Dividends.................................           623            --         641            --           5,445          12,500
Interest on Participant Loans...............            --            --          36            24             277             808
Repayment of Participant Loans..............            --        (4,525)        190           123           1,428              --
Terminated Loan Principal...................            --        (2,878)         --            --              --          (2,878)
Contributions:
  Participants..............................            --            --       1,289         1,116           9,380          29,792
  Company...................................            --            --          10            19              57          11,713
                                                   -------------------------------------------------------------------------------
    Total Contributions.....................            --            --       1,299         1,135           9,437          41,505
                                                   -------------------------------------------------------------------------------

                                                   -------------------------------------------------------------------------------
      Total Additions.......................           381        (7,403)        193          450           23,127         (21,284)
                                                   -------------------------------------------------------------------------------

Deductions from Net Assets Attributed to:

Transfer of Assets Upon Merger..............            --            --          --            --              --              --
Interfund Transfers (net)...................        (4,777)           --       1,889         1,180           5,579              --
Withdrawals and Distributions...............        (8,640)           --        (797)         (554)         (3,754)        (50,164)
Loans to Participants.......................          (102)        6,559        (216)         (147)         (2,052)             --
Administrative Expenses.....................          (209)           --         (43)          (28)           (274)         (1,806)
                                                   -------------------------------------------------------------------------------
      Total Deductions......................       (13,728)        6,559         833           451            (501)        (51,970)
                                                   -------------------------------------------------------------------------------

                                                   -------------------------------------------------------------------------------
Net Increase (Decrease).....................       (13,347)         (844)      1,026           901          22,626         (73,254)
                                                   -------------------------------------------------------------------------------

Net Assets Available for Benefits:

  Beginning of Period.......................        47,185        11,168       7,037         4,089          42,066         379,777
                                                   -------------------------------------------------------------------------------
  End of Period.............................       $33,838       $10,324     $ 8,063       $ 4,990         $64,692       $ 306,523
                                                   ==============================================================================

         The accompanying notes are an integral part of this statement.

                       ITT 401(k) RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                ($ IN THOUSANDS)

                                     NON
                                 PARTICIPANT
                                  DIRECTED                                PARTICIPANT DIRECTED
                                 -----------  -------------------------------------------------------------
                                 -----------  -------------------------------------------------------------
                                 ITT COMMON    ITT COMMON    EQUITY     FIXED                ITT INDUSTRIES
                                    STOCK        STOCK       INDEX      INCOME    BALANCED    COMMON STOCK
                                    FUND          FUND        FUND       FUND       FUND          FUND
                                  (FUND A)      (FUND A)    (FUND B)   (FUND C)   (FUND D)      (FUND F)
                                 -----------  -------------------------------------------------------------

Additions to Net Assets
 Attributed to:

Rollover Contributions, Net.....   $    --      $    94     $   159    $    77    $    --       $    71
Investment Income:
  Net Realized Gains............       955        1,334       3,841         --        280         1,762
  Unrealized Appreciation
    (Depreciation)..............    23,915       31,691      11,611         --        672         2,050
  Interest......................        60           85          --      2,251         --            30
  Dividends.....................        --           --          --         --        990           326
Interest on Participant Loans...        --          187         159        109         29            --
Repayment of Participant Loans..        --          892         894        688        132            --
Terminated Loan Principal.......        --           --          --         --         --            --
Contributions:
  Participants..................        --        6,530       7,050      5,024      1,662            --
  Company.......................    11,008        1,736          51         50         26            --
                                   ------------------------------------------------------------------------
   Total Contributions..........    11,008        8,266       7,101      5,074      1,688            --
                                   ------------------------------------------------------------------------
                                   ------------------------------------------------------------------------
      Total Additions...........    35,938       42,549      23,765      8,199      3,791         4,239
                                   ------------------------------------------------------------------------
Deductions from Net Assets
 Attributed to:

Interfund Transfers (net).......        --        7,222      (1,252)    (1,271)     2,908        (2,175)
Withdrawals and Distributions...        --       (5,792)     (3,662)    (6,546)      (720)       (1,174)
Loans to Participants...........      (700)      (1,176)     (1,656)      (980)      (244)         (111)
Administrative Expenses.........      (174)        (244)       (238)      (165)       (47)          (65)
                                   ------------------------------------------------------------------------
   Total Deductions.............      (874)          10      (6,808)    (8,962)     1,897        (3,525)
                                   ------------------------------------------------------------------------
                                   ------------------------------------------------------------------------
Net Increase (Decrease).........    35,064       42,559      16,957       (763)     5,688           714
                                   ------------------------------------------------------------------------
Net Assets Available for Benefits:

 Beginning of Period............    24,152       35,215      45,787     39,545      7,735        15,579
                                   ------------------------------------------------------------------------
 End of Period..................   $59,216      $77,774     $62,744    $38,782    $13,423       $16,293
                                   ========================================================================

                                                             PARTICIPANT DIRECTED
                                 -----------  -------------------------------------------------------------
                                 -----------  -------------------------------------------------------------
                                 ITT HARTFORD                            INTER-
                                 COMMON STOCK                           NATIONAL   GROWTH
                                     FUND                                EQUITY    EQUITY
                                   (FUND G)    LOAN FUND    BOND FUND     FUND      FUND         TOTAL
                                 ------------ -------------------------------------------------------------
Additions to Net Assets
 Attributed to:

Rollover Contributions, Net.....   $    68      $    --     $    --     $   --    $    --      $    469
Investment Income:
  Net Realized Gains............     3,739           --          18        161        709        12,799
  Unrealized Appreciation
    (Depreciation)..............     9,933           --          90        (17)    (1,873)       78,072
  Interest......................        92           --          --         --         --         2,518
  Dividends.....................       826           --         413         --      8,459        11,014
Interest on Participant Loans...        --           --          25         15        187           711
Repayment of Participant Loans..        --       (3,871)        155         78      1,032            --
Terminated Loan Principal.......        --         (459)         --         --         --          (459)
Contributions:
  Participants..................        --           --       1,313      1,046      8,633        31,258
  Company.......................        --           --           5         17         53        12,946
                                   ------------------------------------------------------------------------
   Total Contributions..........        --           --       1,318      1,063      8,686        44,204
                                   ------------------------------------------------------------------------
                                   ------------------------------------------------------------------------
      Total Additions...........    14,658       (4,330)      2,019      1,300     17,200       149,328
                                   ------------------------------------------------------------------------
Deductions from Net Assets
 Attributed to:

Interfund Transfers (net).......    (3,312)          --         (91)     1,074     (3,103)           --
Withdrawals and Distributions...    (3,224)          --        (779)      (294)    (2,255)      (24,446)
Loans to Participants...........      (320)       7,814        (300)      (160)    (2,167)           --
Administrative Expenses.........      (177)          --         (28)       (17)      (168)       (1,323)
                                   ------------------------------------------------------------------------
   Total Deductions.............    (7,033)       7,814      (1,198)       603     (7,693)      (25,769)
                                   ------------------------------------------------------------------------
                                   ------------------------------------------------------------------------
Net Increase (Decrease).........     7,625        3,484         821      1,903      9,507       123,559
                                   ------------------------------------------------------------------------
Net Assets Available for Benefits:

 Beginning of Period............    39,560        7,684       6,216      2,186     32,559       256,218
                                   ------------------------------------------------------------------------
End of Period...................   $47,185      $11,168     $ 7,037     $4,089    $42,066      $379,777
                                   ========================================================================

         The accompanying notes are an Integral part of this statement.

                       ITT 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

                                ($ IN THOUSANDS)

Note 1 - Description of the Plan:

ITT Corporation ("ITT" or the "Company") sponsors the ITT 401(k) Retirement Savings Plan (the "Plan"). On February 23, 1998, as a result of the acquisition of ITT by Starwood Hotels & Resorts Worldwide, Inc. ("Starwood"), ITT became a wholly owned subsidiary of Starwood (the "Merger"). Each outstanding share of ITT common stock held by the Plan was converted into 1.543 shares of Starwood common stock ("Starwood Common Stock"). As of February 24, 1998, all outstanding securities of ITT were de-listed from trading on the New York Stock Exchange ("NYSE"). The Starwood Common Stock trades on the NYSE under the ticker symbol "HOT". As of the date of the Merger, employer and employee contributions directed to the common stock fund were invested in Starwood Common Stock.

Prior to October 1, 1996, the Plan was known as the ITT Corporation
Investment and Savings Plan for Salaried Employees (the "Old Plan"). The Old Plan was established for the purpose of continuing the participation of ITT's salaried employees following the distribution from ITT Industries, Inc. described below. On December 19, 1995, ITT Industries Inc. distributed to its shareholders (the "Distribution") one share of ITT Corporation common stock, one share of ITT Industries, Inc. common stock and one share of ITT Hartford Corporation common stock for each share of common stock held. Shares in these three companies are held in Fund A, Fund F and Fund G, respectively.

Effective October 1, 1996, the Caesars 401(k) Retirement Savings Plan (the "Caesars Plan") was merged into the Plan and the assets under the Caesars Plan were transferred to the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all terms are contained in that document.

General

The Plan is a defined contribution plan covering all full-time salaried employees and some part-time employees of ITT who have one year of service, or who have fulfilled the requisite eligibility requirements for employees on a temporary or less than full-time basis and are paid from a payroll maintained in the continental United States, Hawaii, Puerto Rico or the U.S. Virgin Islands. All employees formerly eligible for participation in the Old Plan and the Caesars Plan were immediately eligible for participation in the Plan. Employees who were in the process of satisfying the eligibility requirements of the Old Plan on September 30, 1996 automatically became eligible for participation on January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                                ($ IN THOUSANDS)

Contributions

A participant in the Plan may generally elect to contribute 2% to 16% of compensation (regular remuneration including payroll processed tips, commissions, overtime and shift differentials, but excluding bonuses), in whole percentages on a before-tax basis. A participant who is a highly compensated employee may be limited to less than 16% due to certain Internal Revenue Code restrictions. With respect to an employee who became a participant on or after October 1, 1996, other than employees who were participants of the Caesars Plan on September 30, 1996, such participant shall automatically begin to contribute on a before-tax basis at a rate of 2% of base salary, unless such participant affirmatively elects otherwise. After-tax contributions are not allowed. Plan participants who are bona fide residents of Puerto Rico may contribute up to 10% of base salary not in excess of $7,500.

An amount equal to 50% of a participant's Basic Pre-Tax Savings contributions to the Plan is matched by ITT up to the first 5% of compensation. In addition, ITT contributes 1% of compensation to the Plan as a Retirement Contribution for each eligible employee even if the employee elects not to contribute to the Plan.

Company contributions are automatically invested in the Starwood Stock Fund, except that a participant who is 55 years or older may choose to reallocate his or her past and future Company contributions and related investment earnings to other Plan investment funds in accordance with Plan rules.

Rollover Distributions or Contributions, net

Rollover distributions or contributions, net are transfers of participant assets to or from another qualified plan.

Administrative Expenses

Generally, trust fund assets are used to pay for the administrative expenses of the Plan. These expenses include, but are not limited to, investment management, Trustee, recordkeeper and audit fees. Plan administrative expenses which are not paid by the Plan, if any, are paid by ITT.

Participant Accounts

Each participant's account is credited with the participant's and ITT's matching contribution and allocations of Plan earnings and are charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                ($ IN THOUSANDS)

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the company matching contributions begins one year after employment at 20% and increases 20% each year until the fifth year of employment when 100% is vested. Participants of the Caesars Plan on September 30, 1996, become 100% vested in the plan if they terminate employment on or after age 55. Notwithstanding the foregoing statement, a participant becomes fully vested in his or her company-matched contributions upon his or her retirement, disability, death or upon reaching age 65, or the complete discontinuance of company contributions.

As of December 31, 1998, the cumulative company contributions, including those made to the Caesars Plan, made on behalf of all participants including a pro-rata share of investment income, were as follows:

      Vested                    $93,715
      Nonvested                   1,227
                                -------
                                $94,942
                                =======

Investment Options

Participant directed investment options include the following:

      Fund A - A fund invested primarily in Starwood Common Stock.

      Fund B - A fund invested in a portfolio of common stocks, all of which are included in the Standard and Poor's 500 Composite Stock Index, with the objective of providing investment results which will approximate the performance of the S&P 500 (the "Equity Index Fund").

      Fund C - A fund, together with the earnings thereon, invested in a diversified portfolio consisting of fixed income investments and agreements in support of capital preservation and liquidity (the "Fixed Income Fund").

      Fund D - A fund invested through an actively managed portfolio of the following asset classes: equity securities, fixed income securities and cash equivalents (the "Balanced Fund").

      Fund F - A fund invested primarily in common stock of ITT Industries, Inc., attributable to the Distribution.

      Fund G - A fund invested primarily in common stock of ITT Hartford Group, Inc., attributable to the Distribution.

                                ($ IN THOUSANDS)

Investment Options continued

Contributions for participant savings may be invested, in whole percentages, in any one or more of Funds A, B, C and D previously described or in the following additional funds, as elected by the participant. Investments in Funds F and G continue to be limited to dividends thereon.

      Bond Fund - A fund invested primarily in fixed income obligations such as government and private bonds, debentures, notes, mortgages, certificates of deposit money market funds and other investments including short-term obligations.

      International Equity Fund - A fund invested primarily in securities of non-U.S. issuers and securities whose principal markets are outside the U.S.

      Growth Equity Fund - An aggressive growth fund invested primarily in mid-sized company common stocks with favorable prospects for above average growth in market value.

Each participant may directly change the investment of his or her interest in the Plan at any time, through an automated voice response system maintained by Buck Consultants, the Recordkeeper.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the participants' investment funds. Loan terms were from one to five years or up to 15 years for the purchase of a primary residence prior to October 1, 1996, and are one year to 54 months or up to 25 years for the purchase of a primary residence effective as of October 1, 1996. The loans are secured by the balance in the participants account and bear interest at approximately one percent over the prime rate, as determined by the Plan Committee at the time of the loan. Repayment of principal and related interest is made ratably through payroll deductions.

Payment of Benefits

Upon termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or, subject to certain conditions, annual installments over a period not greater than twenty years. Participants may also elect to defer distributions subject to certain conditions.

Forfeitures

Forfeitures of the nonvested contributions are applied to reduce future ITT contributions. At December 31, 1998, forfeited nonvested accounts totaled $189.

                                ($ IN THOUSANDS)

Note 2- Summary of Accounting Policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Stocks are valued at their quoted market price. Participant loan receivable is valued at cost which approximated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note 3 - Federal Income Tax:

The Internal Revenue Service has determined and informed ITT by a letter dated February 17, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, ITT believes that the Plan was qualified and the related trust was tax exempt for the years ended December 31, 1998 and 1997.

Note 4 - Plan Merger and Termination:

On April 1, 1999 the ITT 401(k) Retirement Savings Plan was merged into the Starwood Hotels & Resorts Worldwide, Inc. Starsaver 401(k) Plan, and subsequently amended and restated effective April 1, 1999 as the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan ("New Plan"). As a result of the Merger and adoption of the New Plan, the Trustee of the ITT 401(k) Retirement Savings Plan was removed, all assets and liabilities were merged into the assets and liabilities of the trust maintained to pay benefits under the New Plan, and no further contributions will be made to the ITT 401(k) Retirement Savings Plan. American Express Trust Company was assigned as Trustee and Recordkeeper of the New Plan effective April 1, 1999.

Although it has not expressed any intent to do so, Starwood has the right under the New Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the New Plan, the trust agreement and the trust thereunder subject to the provisions of ERISA. In the event of the New Plan termination or partial termination or complete discontinuance of contributions, the interest of participants in their company contributions shall automatically become nonforfeitable. Additionally, any forfeitures that have not been used as company contributions to the New Plan at the time of termination will be credited pro rata to the accounts of all participants in accordance with New Plan provisions.

                                ($ IN THOUSANDS)


Note 5 - Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                  DECEMBER 31, 1998      DECEMBER 31, 1997
                                                  -----------------      -----------------
Net assets available for plan benefits per
   the financial statements                             306,523              $ 379,777
Amounts allocated to withdrawing
   participants                                          (1,250)                (1,329)
                                                      ---------              ---------
Net assets available for plan benefits
   per the Form 5500                                    305,273              $ 378,448
                                                      =========              =========

The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

                                                  DECEMBER 31, 1998
                                                  -----------------
Withdrawals and Distributions per
   the financial statements                            $(50,164)
Add: Terminated loan principal                            2,878
Add: Amounts allocated to withdrawing
   participants at December 31, 1998                      1,250
Less: Amounts allocated to withdrawing
   participants at December 31, 1997                     (1,329)
                                                       --------
Withdrawals and Distributions
   per the Form 5500                                   $(47,365)
                                                       ========

Amounts allocated to withdrawing participants are recorded as withdrawals on the Form 5500 and represent benefit claims that have been processed and approved for payment prior to December 31, 1998 and December 31, 1997 but not yet paid as of that date.

Note 6 - Party-in-Interest Transactions:

Certain Plan investments are held in funds managed by Bankers Trust Company. Bankers Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid and accrued by the Plan for Trustee and investment management services provided by Bankers Trust amounted to $219 for the year ended December 31, 1998. In addition, certain Plan investments are Starwood Common Stock. As ITT is the Plan Sponsor, these transactions qualify as party-in-interest transactions.


Note 7 - Investments:

Investments with current values (or historical values for GIC investments) that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1998 and 1997, are as follows:

                                        1998
                                       ------
Starwood Common Stock,
  2,589,934 shares                     58,760
ITT Hartford Group Inc., common
  stock, 583,067 shares                31,996
Equity Index Fund, 2,241,936 shares    67,608
Fixed Income Fund, Open End GIC        32,525
Growth Equity Fund, 1,929,775 shares   64,474

                                        1997
                                       ------
Starwood Common Stock,
  1,635,253 shares                    135,112
ITT Hartford Group, Inc., common
  stock, 493,233 shares                46,149
Equity Index Fund, 2,673,837 shares    62,680
Fixed Income Fund, Open End GIC        38,416
Growth Equity Fund, 1,522,616 shares   41,567

                       ITT 401(k) RETIREMENT SAVINGS PLAN


                          LINE 27a - SCHEDULE OF ASSETS          EIN 88-0340591
                           HELD FOR INVESTMENT PURPOSES                  PN 003
                             AS OF DECEMBER 31, 1998
                                ($ IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------------------------
(a)      (b) Identity of Issue,           (c)  Description of investment  including      (d) Cost           (e) Current Value
             Borrower, Lessor or               maturity date, rate of interest,
             Similar Party                     collateral, par or maturity value
-----------------------------------------------------------------------------------------------------------------------------
  *      Bankers Trust Company               BT Pyramid Discretionary Cash Fund           $   249                 $   249

  *      Bankers Trust Company               BT Pyramid Directed Account Cash Fund          2,967                   2,967

  *      Bankers Trust Company               BT Pyramid Open End GIC Fund                  32,525                  32,525

         Hartford Life Insurance             ITT Hartford GA-5833 S/A BI                   38,100                  67,608
         Company                             2,241,936 shares

         Guardian International              300,815 units                                  4,641                   4,957
         (Non U.S.) Equity Fund

         Dodge & Cox Balanced Fund           168,497 units                                 10,908                  10,989

         Dreyfus A BDS Plus Inc              577,611 shares of Common Stock                 8,405                   8,087

         ITT Hartford Group Inc              583,067 shares of Common Stock                 6,506                  31,996

         ITT Industries Inc                  288,437 shares of Common Stock                 3,284                  11,465

  *      Starwood                            2,589,934 shares of Common Stock              93,885                  58,760

         20th Century Ultra Investors        1,929,775 shares of Common Stock              58,514                  64,474
         Fund

         The Plan                            Participant Loans, interest rates             12,251                  10,324
                                                ranging from 9.25% to 9.50%              --------               ---------
                 Account Total                                                           $272,235                $304,401
                                                                                         ========               =========

* Represents party-in-interest to the Plan

                       ITT 401(k) RETIREMENT SAVINGS PLAN

                                EIN #88-0340591
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE YEAR ENDED DECEMBER 31, 1998
                                ($ IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------------------------------
  Identity of Party       Description of Asset       Purchase      Selling Price    Cost of Asset      Current       Net Gain or
      Involved                                         Price                                          Value of          (Loss)
                                                                                                      Asset on
                                                                                                     Transaction
                                                                                                        Date
-----------------------------------------------------------------------------------------------------------------------------------
Bankers Trust Company    BT Pyramid Open End          $136,806      $    N/A      $    N/A          $136,806         $   N/A
                         GIC Fund

Bankers Trust Company    BT Pyramid Open End               N/A       140,364       140,364           140,364             N/A
                         GIC Fund

Hartford Life            ITT Hartford GA-5833           15,334           N/A           N/A            15,334             N/A
Insurance Company        S/A BI

Hartford Life            ITT Hartford GA-5833              N/A        26,728        16,173            26,728          10,555
Insurance Company        S/A BI

ITT Hartford Group Inc.  Hartford Financial Services       N/A        21,532         4,501            21,532          17,031
                         Group Inc. Common Stock

ITT Corporation          ITT Corporation New               N/A        95,539        64,939            95,539          30,600

20th Century Ultra       20th Century Ultra             25,948           N/A           N/A            25,948             N/A
Investors Fund           Inventors Fund

20th Century Ultra       20th Century Ultra                N/A        12,972        12,534            12,972             438
Investors Fund           Inventors Fund

Dodge & Cox              Balanced Fund                   9,693           N/A           N/A             9,693             N/A

Dodge & Cox              Balanced Fund                     N/A        11,950        11,232            11,950             718

Starwood Hotels &        Starwood Hotels & Resorts     103,819           N/A           N/A           103,819             N/A
Resorts Worldwide Inc.   Resorts Worldwide, Inc.
                         Common Stock

Starwood Hotels &        Starwood Hotels & Resorts         N/A         9,848         8,905             9,848             943
Resorts Worldwide Inc.   Resorts Worldwide, Inc.
                         Common Stock


Expenses incurred with transactions were immaterial and there were no lease rentals.

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------
EX-23- -        Consent of Independent Public Accountants